                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                                (Amendment No.2)




NAME OF ISSUER:                 Alberto Culver Company

TITLE OF CLASS OF SECURITIES:   Common Stock



CUSIP NUMBER                    013068-200




Check the following box if a fee is being paid with this statement:  [  ]
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CUSIP NO.  013068-200

________________________________________________________________

(1)  Names of Reporting Persons          MELLON BANK CORPORATION
     SS or IRS Identification Nos.            IRS No. 25-1233834
     of Above Persons
________________________________________________________________

(2)  Check the Appropriate Box         (a)______________________
     if a Member of a Group
     (See Instructions)                (b)______________________
________________________________________________________________

(3)  SEC Use Only
________________________________________________________________

(4)  Citizenship or Place               United States
     of Organization
________________________________________________________________

Number of Shares     (5)  Sole Voting
Beneficially              Power                          415,000
Owned by Each        ___________________________________________
Reporting Person
With                 (6)  Shared Voting
                          Power                                0
                     ___________________________________________
                     (7)  Sole
                          Dispositive
                          Power                          452,000
                     ___________________________________________
                     (8)  Shared
                          Dispositive
                          Power                               10
________________________________________________________________

(9)  Aggregate Amount Beneficially
     Owned by Each Reporting Person                      462,000
________________________________________________________________

(10) Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions)
________________________________________________________________

(11) Percent of Class Represented                           4.10
     by Amount in Row (9)
________________________________________________________________

(12) Type of Reporting Person                                 HC
     (See Instructions)
________________________________________________________________



                                  - 2(a) -
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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                (Under the Securities and Exchange Act of 1934)

Item 1(a)      Name of Issuer:
               ---------------
               Alberto Culver Company

Item 1(b)  Address of Issuer's Principal Executive Offices:
           ------------------------------------------------
             2525 Armitage Avenue
             Melrose Park, IL 60160

Item 2(a)  Name of Person Filing:
           ----------------------
             Mellon Bank Corporation and any other reporting person(s) identified on the second part of the cover page(s).

Item 2(b)  Address of Principal Business Office, or if None, Residence:
           ------------------------------------------------------------
             c/o Mellon Bank Corporation
             One Mellon Bank Center
             Pittsburgh, Pennsylvania  15258
             (for all reporting persons)

Item 2(c)  Citizenship:
           ------------
             United States

Item 2(d)  Title of Class of Securities:
           -----------------------------
             Albero Culver Company Common Stock

Item 2(e)  CUSIP Number:
           -------------
             013068-200

Item 3 See Item 12 of cover page(s) ("Type of Reporting Person") for each reporting person.

           BK =   Bank as defined in Section 3(a)(6) of the Act

           IV = Investment Company registered under Section 8 of the Investment Company Act

           IA = Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940





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SCHEDULE 13G  (Continued)



           EP = Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13-d(1)(b)(1)(ii)(F)

           HC =   Parent Holding Company, in accordance with
                  Section 240.13-d(1)(b)(1)(ii)(G)


Item 4   Ownership:
         ----------

            See Items 5 through 9 and 11 of cover page(s) as to each reporting person.

            The amount beneficially owned includes, where appropriate securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. The filing of this Schedule 13G shall not be construed as an admission that Mellon Bank Corporation, or its direct or indirect subsidiaries, including Mellon Bank, N.A., are for the purposes of
            Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.



Item 5   Ownership of Five Percent or Less of a Class:
         ---------------------------------------------

            This Schedule 13G is being filed to report that the reporting person is no longer the beneficial owner of more than five percent of this class of securities.


Item 6   Ownership of More than Five Percent on Behalf of Another Person:
         ----------------------------------------------------------------

            All of the securities are beneficially owned by Mellon Bank Corporation or its direct and indirect subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is 0.


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SCHEDULE 13G  (Continued)


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:
         ------------------------------------------------------------------

            See Exhibit I.

Item 8   Identification and Classification of Members of the Group:
         ----------------------------------------------------------
            N/A

Item 9   Notice of Dissolution of Group:
         -------------------------------
            N/A

Item 10  Certification:
         --------------

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This filing is signed by Mellon Bank Corporation on behalf of all reporting entities pursuant to Rule 13d-1(f)(1) promulgated under the Securities and Exchange Act of 1934, as amended.


Date: October 18, 1995


MELLON BANK CORPORATION


By /s/ Michael E. Bleier
   ----------------------
       Michael E. Bleier
       General Counsel


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                                  EXHIBIT I



The shares reported on the attached Form 13G are beneficially owned by the following direct or indirect subsidiaries of Mellon Bank Corporation, as marked
(X):


(A)  X   Boston Safe Deposit and Trust Company
         Boston Safe Deposit and Trust Company of California
         Boston Safe Deposit and Trust Company of New York
     X   Mellon Bank, N.A.
         Mellon Bank (Delaware) National Association
         Mellon Bank (MD)

(B)  X   Franklin Portfolio Associates Trust
         Laurel Capital Advisors
     X   Mellon Capital Management Corporation
     X   Mellon Equity Associates
     X   The Boston Company Advisors, Inc.
         The Boston Company Financial Strategies, Inc.
     X   The Boston Company Asset Management, Inc.
     X   The Dreyfus Corporation
         Dreyfus Management, Inc.


  The Item 3 classification of each of the subsidiaries listed under (A) above is "Item 3(b) Bank as defined in Section 3(a)(6) of the Act."


  The Item 3 classification of each of the subsidiaries listed under (B) above is "Item 3 (e) Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940."